UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2025

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 494th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON MAY 8th, 2025

1.	DATE, TIME AND VENUE: On May 8th, 2025, at 12:50 p.m., held at the headquarters of Telefônica Brasil S.A. (“Company”), located at Avenida Engenheiro Luiz Carlos Berrini, 1376, 32nd floor, Viva Tudo room, Cidade Monções district, São Paulo state.

2.	CALL NOTICE AND ATTENDANCE: The call was made in accordance with the Company’s Bylaws. The members of the Board of Directors who subscribe these minutes were present, therefore, establishing, quorum under the Bylaws for the meeting to be installed. Also present were the Chief Financial and Investor Relations Officer, Mr. David Melcon Sanchez-Friera; and the General Secretary and Legal Officer, Mr. Breno Rodrigo Pacheco de Oliveira, as Meeting Secretary.

3.	PRESIDING BOARD: Eduardo Navarro de Carvalho – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira – Meeting Secretary.

4.	AGENDA AND RESOLUTION: After examining and discussing the items on the Agenda, the following was unanimously decided by the members of the Board of Directors present at the meeting:

4.1. Appointment of a member of the Quality and Sustainability Committee as a specialist in the Company’s sustainability matters: Following the approval and recommendation of the Quality and Sustainability Committee, the nomination of Board Member Mrs. Cristina Presz Palmaka de Luca as a specialist in the Company’s sustainability matters, including but not limited to climate change and biodiversity issues, was presented and unanimously approved without reservations, according to the submitted document.

5.	CLOSING: There being no further matters to discuss, the Chairman of the Board of Directors declared the meeting closed and these minutes were drawn up. São Paulo, May 8th, 2025. (aa) Eduardo Navarro de Carvalho – Chairman of the Board of Directors; Andrea Capelo Pinheiro; Cesar Mascaraque Alonso; Christian Mauad Gebara; Cristina Presz Palmaka de Luca; Denise Soares dos Santos; Francisco Javier de Paz Mancho; Gregorio Martínez Garrido; Ignácio Maria Moreno Martínez; Jordi Gual Solé; Marc Xirau Trias; and Solange Sobral Targa. Meeting Secretary: Breno Rodrigo Pacheco de Oliveira.

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62

NIRE 35.3.0015881-4

EXTRACT FROM THE MINUTES OF THE 494th MEETING OF THE BOARD OF DIRECTORS OF TELEFÔNICA BRASIL S.A., HELD ON MAY 8th, 2025

I hereby certify that the resolution recorded in this document is part of the minutes of the 494th meeting of the Board of Directors of Telefônica Brasil S.A., held on May 8th, 2025, recorded in the Company’s book. This is a free English translation.

_______________________________

Breno Rodrigo Pacheco de Oliveira

Meeting Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 15, 2025	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director